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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. ____________)*


                              VI Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    917920100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 11, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |  Rule 13d-1(b)

| |  Rule 13d-1(c)

|x|  Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 14 Pages

CUSIP No. 917920100                                           Page 2 of 14 Pages

--------------------------------------------------------------------------------
(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CB Capital Investors, L.P.
       13-3986302
--------------------------------------------------------------------------------
(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  | |
                                                             (b)  | |
--------------------------------------------------------------------------------
(3)    SEC USE ONLY


--------------------------------------------------------------------------------
(4)    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------------------------------------------------------------------
                          (5)    SOLE VOTING POWER
                                 1,801,470
                          ------------------------------------------------------
    NUMBER OF SHARES      (6)    SHARED VOTING POWER
   BENEFICIALLY OWNED            Not applicable.
         BY EACH          ------------------------------------------------------
    REPORTING PERSON      (7)    SOLE DISPOSITIVE POWER
           WITH                  1,801,470
                          ------------------------------------------------------
                          (8)    SHARED DISPOSITIVE POWER
                                 Not applicable.
--------------------------------------------------------------------------------
(9)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,801,470
--------------------------------------------------------------------------------
(10)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             | |

--------------------------------------------------------------------------------
(11)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       14.6%
--------------------------------------------------------------------------------
(12)   TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------

                              Page 2 of 14 Pages

                                  SCHEDULE 13G

Issuer:  VI Technologies, Inc.                          CUSIP Number:  917920100
--------------------------------------------------------------------------------

Item 1.

               (A)  Name of Issuer:
                    VI Technologies, Inc.

               (B)  Address of Issuer's Principal Executive Offices:
                    155 Duryea Road
                    Melville, N.Y.  11747
Item 2.

               (A)  Name of Person Filing:
                    CB Capital Investors, L.P.

                    Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

               (B)  Address of Principal Business Office or, if none, Residence:
                    380 Madison Avenue, 12th Floor
                    New York, New York  10017

               (C)  Citizenship:
                    Delaware

               (D)  Title of Class of Securities (of Issuer):
                    Common Stock

               (E)  CUSIP Number:
                    917920100

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                    Not applicable.

Item 4.        Ownership

               (A)  Amount Beneficially Owned:
                    1,801,470 (as of December 31, 1998)

               (B)  Percent of Class:
                    14.6% (as of December 31, 1998)

                              Page 3 of 14 Pages

                                  SCHEDULE 13G

Issuer:  VI Technologies, Inc.                          CUSIP Number:  917920100
--------------------------------------------------------------------------------

               (C) Number of shares as to which such person has:
                   (i)     1,801,470
                   (ii)    Not applicable.
                   (iii)   1,801,470
                   (iv)    Not applicable.

Item 5.        Ownership of Five Percent or Less of a Class
                    Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person
                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
                    Not applicable.

Item 8.        Identification and Classification of Members of the Group
                    Not applicable.

Item 9.        Notice of Dissolution of Group
                    Not applicable.

Item 10.       Certification
                    Not applicable.



                               Page 4 of 14 Pages

                                  SCHEDULE 13G

Issuer:  VI Technologies, Inc.                          CUSIP Number:  917920100
--------------------------------------------------------------------------------

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1999                    CB CAPITAL INVESTORS, L.P.

                                            By:  CB CAPITAL INVESTORS, INC.
                                                 its General Partner



                                            By: /s/ Jeffrey C. Walker
                                                --------------------------------
                                                Name:  Jeffrey C. Walker
                                                Title: Chief Executive Officer



                               Page 5 of 14 Pages

                                  SCHEDULE 13G

Issuer:  VI Technologies, Inc.                          CUSIP Number:  917920100
--------------------------------------------------------------------------------

                                  EXHIBIT 2(A)

                  This statement is being filed by CB Capital Investors, L.P., a Delaware limited partnership ("CBCI, L.P."), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CBCI, L.P. is CB Capital Investors, Inc., a Delaware corporation ("CBCI"), whose principal business office is located at the same address as CBCI, L.P. CBCI is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation, which is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation, both of whose principal business offices are located at 270 Park Avenue, 5th Floor, New York, New York 10017. The limited partner of CBCI, L.P. is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CBCI, L.P.

                  CBCI, L.P. and CBCI are engaged in the venture capital and leveraged buyout business. The directors of CBCI are Jeffrey C. Walker and Donald J. Hofmann. The executive officers of CBCI are Jeffrey C. Walker, Chief Executive Officer; Donald J. Hofmann, President; George E. Kelts, Vice President; Mitchell J. Blutt, M.D., Secretary and Robert C. Carroll, Assistant Secretary. Each of the individual general partners of CCP are also officers of CBCI. The address for each of the directors and executive officers of CBCI, each of whom is a U.S. citizen, is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  CCP is also engaged in the venture capital and leveraged buyout business. Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose business address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.


                           John R. Baron
                           Christopher C. Behrens
                           Mitchell J. Blutt, M.D.
                           Arnold L. Chavkin
                           I. Robert Greene
                           Michael R. Hannon
                           Donald J. Hofmann
                           Stephen P. Murray
                           John M. B. O'Connor
                           Brian J. Richmand
                           Shahan D. Soghikian
                           Jonas Steinman
                           Jeffrey C. Walker
                           Damion E. Wicker, M.D.


Mr. Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111.


                               Page 6 of 14 Pages

                                  SCHEDULE 13G

Issuer:  VI Technologies, Inc.                          CUSIP Number:  917920100
--------------------------------------------------------------------------------

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partners of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

                  Chase Bank is a New York corporation engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase Bank.

                  Chase is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations or employments and citizenship of each executive officer and director of Chase.


                               Page 7 of 14 Pages

                                  SCHEDULE 13G

Issuer:  VI Technologies, Inc.                          CUSIP Number:  917920100
--------------------------------------------------------------------------------

                                                                      SCHEDULE A

                            CHASE CAPITAL CORPORATION


                               Executive Officers

 Chairman & Chief Executive Officer                 William B. Harrison, Jr.*

 President                                          Jeffrey C. Walker**

 Executive Vice President                           Mitchell J. Blutt, M.D.**

 Vice President & Secretary                         Gregory Meridith*

 Vice President                                     George E. Kelts**

 Assistant Secretary                                Robert C. Carroll*


                                    DIRECTORS


                           William B. Harrison, Jr.*
                              Jeffrey C. Walker**



-----------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of CCP.
   Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                               Page 8 of 14 Pages

                                 SCHEDULE 13G

Issuer:  VI Technologies, Inc.                          CUSIP Number:  917920100
--------------------------------------------------------------------------------

                                                                      SCHEDULE B

                            THE CHASE MANHATTAN BANK


                              Executive Officers*

                    Walter V. Shipley, Chairman of the Board
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                 Donald L. Boudreau, Vice Chairman of the Board
                    Marc Shapiro, Vice Chairman of the Board
                 Joseph G. Sponholz, Vice Chairman of the Board
                   John J. Farrell, Director, Human Resources
        Frederick W. Hill, Director Corporate Marketing and Communication
                       William H. McDavid, General Counsel



                                  Directors**



                                             Principal Occupation or Employment;
 Name                                        Business or Residence Address
 ----                                        -----------------------------------

 Hans W. Becherer                            Chairman of the Board
                                             Chief Executive Officer
                                             Deere & Company
                                             8601 John Deere Road
                                             Moline, IL 61265

 Frank A. Bennack, Jr.                       President and Chief Executive
                                              Officer
                                             The Hearst Corporation
                                             959 Eighth Avenue
                                             New York, NY  10019

 Susan V. Berresford                         President
                                             The Ford Foundation
                                             320 East 43rd Street
                                             New York, NY  10017



-----------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270
   Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.

                               Page 9 of 14 Pages

                                  SCHEDULE 13G

Issuer:  VI Technologies, Inc.                          CUSIP Number:  917920100
--------------------------------------------------------------------------------


                                             Principal Occupation or Employment;
 Name                                        Business or Residence Address
 ----                                        -----------------------------------

 M. Anthony Burns                            Chairman, President and CEO
                                             Ryder System, Inc.
                                             3600 N.W. 82nd Avenue
                                             Miami, FL  33166

 H. Laurance Fuller                          Chairman of the Board and
                                              Chief Executive Officer
                                             Amoco Corporation
                                             200 East Randolph Drive
                                             Chicago, IL  60601

 Melvin R. Goodes                            Chairman of the Board and Chief
                                              Executive Officer
                                             Warner-Lambert Company
                                             201 Tabor Road
                                             Morris Plains, NJ  07950

 William H. Gray, III                        President and Chief Executive
                                              Officer
                                             The College Fund/UNCF
                                             8260 Willow Oaks Corporate Drive
                                             P.O. Box 10444
                                             Fairfax, VA  22031

 George V. Grune                             Chairman of the Board and Chief
                                              Executive Officer
                                             The Reader's Digest Association,
                                              Inc.
                                             Chairman of the Board
                                             The DeWitt Wallace-Reader's Digest
                                              Fund
                                             Lila Wallace-Reader's Digest Fund
                                             Reader's Digest Road
                                             Pleasantville, NY  10570

 William B. Harrison, Jr.                    Vice Chairman of the Board
                                             The Chase Manhattan Corporation
                                             270 Park Avenue, 8th Floor
                                             New York, NY  10017-2070

 Harold S. Hook                              Retired Chairman of the Board
                                             American General Corporation
                                             2929 Allen Parkway
                                             Houston, TX  77019

 Helene L. Kaplan                            Of Counsel
                                             Skadden, Arps, Slate, Meagher &
                                              Flom
                                             919 Third Avenue - Room 29-72
                                             New York, NY  10022

 Thomas G. Labrecque                         President
                                             The Chase Manhattan Corporation
                                             270 Park Avenue, 8th Floor
                                             New York, NY  10017-2070



                               Page 10 of 14 Pages

                                  SCHEDULE 13G

Issuer:  VI Technologies, Inc.                          CUSIP Number:  917920100
--------------------------------------------------------------------------------


                                             Principal Occupation or Employment;
 Name                                        Business or Residence Address
 ----                                        -----------------------------------

 Henry B. Schacht                            Retired Chairman of the Board and
                                              Chief Executive Officer
                                             Lucent Technologies, Inc.
                                             600 Mountain Avenue - Room 6A511
                                             Murray Hill, NJ  07974

 Walter V. Shipley                           Chairman of the Board
                                             The Chase Manhattan Corporation
                                             270 Park Avenue, 8th Floor
                                             New York, NY  10017-2070

 Andrew C. Sigler                            Retired Chairman of the Board
                                              and Chief Executive Officer
                                             Champion International Corporation
                                             1 Champion Plaza
                                             Stamford, CT 06921

 John R. Stafford                            Chairman, President and Chief
                                              Executive Officer
                                             American Home Products Corporation
                                             Five Giralda Farms
                                             Madison, NJ  07940

 Marina v.N. Whitman                         Professor of Business
                                              Administration and Public Policy
                                             The University of Michigan
                                             School of Public Policy
                                             411 Lorch Hall, 611 Tappan Street
                                             Ann Arbor, MI  48109-1220



                              Page 11 of 14 Pages

                                  SCHEDULE 13G

Issuer:  VI Technologies, Inc.                          CUSIP Number:  917920100
--------------------------------------------------------------------------------

                                                                      SCHEDULE C


                         THE CHASE MANHATTAN CORPORATION


                              Executive officers*

                    Walter V. Shipley, Chairman of the Board
                         Thomas G. Labrecque, President
              William B. Harrison, Jr., Vice Chairman of the Board
                 Donald L. Boudreau, Vice Chairman of the Board
                    Marc Shapiro, Vice Chairman of the Board
                 Joseph G. Sponholz, Vice Chairman of the Board
                   John J. Farrell, Director, Human Resources
        Frederick W. Hill, Director Corporate Marketing and Communication
                       William H. McDavid, General Counsel


                                    Directors


                                             Principal Occupation or Employment;
 Name                                        Business or Residence Address
 ----                                        -----------------------------------

 Hans W. Becherer                            Chairman of the Board
                                             Chief Executive Officer
                                             Deere & Company
                                             8601 John Deere Road
                                             Moline, IL 61265

 Frank A. Bennack, Jr.                       President and Chief Executive
                                              Officer
                                             The Hearst Corporation
                                             959 Eighth Avenue
                                             New York, NY  10019

 Susan V. Berresford                         President
                                             The Ford Foundation
                                             320 East 43rd Street
                                             New York, NY  10017

 M. Anthony Burns                            Chairman, President and CEO
                                             Ryder System, Inc.
                                             3600 N.W. 82nd Avenue
                                             Miami, FL  33166



------------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.


                              Page 12 of 14 Pages

                                  SCHEDULE 13G

Issuer:  VI Technologies, Inc.                          CUSIP Number:  917920100
--------------------------------------------------------------------------------


                                             Principal Occupation or Employment;
 Name                                        Business or Residence Address
 ----                                        -----------------------------------

 H. Laurance Fuller                          Chairman of the Board and
                                              Chief Executive Officer
                                             Amoco Corporation
                                             200 East Randolph Drive
                                             Chicago, IL  60601

 Melvin R. Goodes                            Chairman of the Board and Chief
                                              Executive Officer
                                             Warner-Lambert Company
                                             201 Tabor Road
                                             Morris Plains, NJ  07950

 William H. Gray, III                        President and Chief Executive
                                              Officer
                                             The College Fund/UNCF
                                             8260 Willow Oaks Corporate Drive
                                             P.O. Box 10444
                                             Fairfax, VA  22031

 George V. Grune                             Chairman of the Board and Chief
                                              Executive Officer
                                             The Reader's Digest Association,
                                              Inc.
                                             Chairman of the Board
                                             The DeWitt Wallace-Reader's Digest
                                              Fund
                                             Lila Wallace-Reader's Digest Fund
                                             Reader's Digest Road
                                             Pleasantville, NY  10570

 William B. Harrison, Jr.                    Vice Chairman of the Board
                                             The Chase Manhattan Corporation
                                             270 Park Avenue, 8th Floor
                                             New York, NY  10017-2070

 Harold S. Hook                              Retired Chairman of the Board
                                             American General Corporation
                                             2929 Allen Parkway
                                             Houston, TX  77019

 Helene L. Kaplan                            Of Counsel
                                             Skadden, Arps, Slate, Meagher &
                                              Flom
                                             919 Third Avenue - Room 29-72
                                             New York, NY  10022

 Thomas G. Labrecque                         President
                                             The Chase Manhattan Corporation
                                             270 Park Avenue, 8th Floor
                                             New York, NY  10017-2070

 Henry B. Schacht                            Retired Chairman of the Board and
                                              Chief Executive Officer
                                             Lucent Technologies, Inc.
                                             600 Mountain Avenue - Room 6A511
                                             Murray Hill, NJ  07974



                              Page 13 of 14 Pages

                                  SCHEDULE 13G

Issuer:  VI Technologies, Inc.                          CUSIP Number:  917920100
--------------------------------------------------------------------------------


                                             Principal Occupation or Employment;
 Name                                        Business or Residence Address
 ----                                        -----------------------------------

 Walter V. Shipley                           Chairman of the Board
                                             The Chase Manhattan Corporation
                                             270 Park Avenue, 8th Floor
                                             New York, NY  10017-2070

 Andrew C. Sigler                            Retired Chairman of the Board
                                              and Chief Executive Officer
                                             Champion International Corporation
                                             1 Champion Plaza
                                             Stamford, CT 06921

 John R. Stafford                            Chairman, President and Chief
                                              Executive Officer
                                             American Home Products Corporation
                                             Five Giralda Farms
                                             Madison, NJ  07940

 Marina v.N. Whitman                         Professor of Business
                                              Administration and Public Policy
                                             The University of Michigan
                                             School of Public Policy
                                             411 Lorch Hall, 611 Tappan Street
                                             Ann Arbor, MI  48109-1220




                              Page 14 of 14 pages